United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. Quarterly Financial Information (ITR) as of March 31, 2008 and 2007, and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS		02 - DISTRICT		03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho		29.197-900
04 - CITY		05 - STATE
Aracruz		Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540	3270-2844	--
11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-2171	3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01 - NAME
Isac Roffé Zagury
02 – COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2272 - 3rd and 4th Floor			Jardim Paulistano
04 - ZIP CODE (CEP)		05 - CITY	06 - STATE
01.452-000		São Paulo	SP
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4228	--
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275
16 - E-MAILL
iz@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE
CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING 2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2008 12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2008	12/31/2008
9 – NAME / ACCOUNTANT CORPORATE NAME				10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes				00385-9
11 – NAME OF THE TECHNICAL RESPONSIBLE				12 – CPF Nº
Amauri Froment Fernandes				174.625.417-34

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK
NUMBER OF SHARES	1 - CURRENT QUARTER	2 – PREVIOUS QUARTER	3 –QUARTER PREVIOUS YEAR
(Thousands)	03/31/2008	12/31/2007	03/31/2007
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,483
6 – TOTAL	1,966	1,966	1,966

Page: 1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - SOCIETY CHARACTERISTICS

1 - TYPE OF SOCIETY

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

 2 – SITUATION

IN OPERATION

3 – NATURE OF STOCK CONTROL

PRIVATE NATIONAL

4 – ACTIVITY CODE

1040 – PAPER AND PULP INDUSTRY

5 – ACTIVITY OF THE SOCIETY

PRODUCTION OF BLEACHED EUCALYPTUS PULP

 6 – TYPE OF CONSOLIDATED

TOTAL

7 - AUDITORS’REPORT TYPE

UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
01 - ITEM 02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT	6 - STOCK TYPE	7 - STOCK OF VALUE
BEGAIN

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
1 – ITEM	2 – DATE OF	3 - VALUE OF THE	4 - VALUE OF THE	5 - ORIGIN OF THE	7 – AMOUNT OF	8 – VALUE PER
	CHANGE	SUBSCRIBED CAPITAL	ALTERATION	ALTERATION	OUTSTANDING STOCKS	SHARE ON THE
		(REAL THOUSAND)	(REAL THOUSAND)		(THOUSAND)	ISSUE DATE
(REAL)
01	04/24/2007	2,871,781	1,017,275	REVENUE	-	-
RESERVES

01.10 - DIRECTOR OF INVESTOR RELATIONS
01	- DATE	02 – SIGNATURE
	06/04/2008	/s/ Isac Roffé Zagury

Page: 2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
1	TOTAL ASSETS	10,765,655	10,571,488
1.1	CURRENT ASSETS	1,467,208	1,427,231
1.1.1	CASH AND CASH EQUIVALENTS	340	2,045
1.1.2	CREDITS	475,919	494,042
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	258,957	242,172
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	218,817	205,928
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	18,886	21,547
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	21,254	14,697
1.1.2.2	CREDITS OTHERS	216,962	251,870
1.1.2.2.1	EMPLOYEES	4,999	6,241
1.1.2.2.2	SUPPLIERS	3,331	4,052
1.1.2.2.3	SUBSIDIARIES	0	1,778
1.1.2.2.4	TAXES	208,289	239,343
1.1.2.2.5	OTHERS	343	456
1.1.3	INVENTORIES	225,146	196,330
1.1.3.1	SUPPLIES	101,179	99,626
1.1.3.2	RAW MATERIALS	75,256	68,629
1.1.3.3	FINISHED GOODS	48,711	28,001
1.1.3.4	OTHERS	0	74
1.1.4	OTHERS	765,803	734,814
1.1.4.1	SHORT TERM INVESTMENTS	739,829	713,582
1.1.4.2	PREPAID EXPENSES	25,974	21,222
1.1.4.3	OTHERS	0	10
1.2	CURRENT NOT ASSETS	9,298,447	9,144,257
1.2.1	LONG-TERM ASSETS	485,972	471,762
1.2.1.1	OTHERS CREDITS	404,079	400,726
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	43,406	43,699
1.2.1.1.2	SUPPLIERS	250,420	242,603
1.2.1.1.3	TAXES	110,253	114,424
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	362	423
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	362	423
1.2.1.2.3	OTHERS	0	0

Page: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
1.2.1.3	OTHERS	81,531	70,613
1.2.1.3.1	DEBT SECURITIES	69,472	58,717
1.2.1.3.2	UNREALIZED GAIN FROM CURRENCY INTEREST	12,059	11,896
	RATE IN DERIVATIVE
1.2.1.3.3	ESCROW DEPOSITS	0	0
1.2.2	FIXED ASSETS	8,812,475	8,672,495
1.2.2.1	INVESTMENTS	3,501,532	3,368,347
1.2.2.1.1	IN AFFILIATES	17,836	18,340
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	3,470,732	3,337,043
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,742	9,472
1.2.2.1.5	OTHER COMPANIES	3,222	3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	5,169,217	5,134,178
1 2.2.2.1	LAND	1,034,436	1,016,292
1.2.2.2.2	BUILDINGS	470,599	480,591
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,264,365	2,330,547
1.2.2.2.4	FORESTS	1,070,840	1,031,876
1.2.2.2.5	PROGRESS FOR SUPPLIER	9,560	16,355
1.2.2.2.6	CONSTRUCTION IN PROGRESS	230,986	165,928
1.2.2.2.7	OTHER S	88,431	92,589
1.2.2.4	DEFERRED CHARGES	141,726	169,970
1.2.2.4.1	INDUSTRIAL	1,005	1,105
1.2.2.4.2	GOODWILL ARISING ON INCORPORATION OF ENTITY	140,721	168,865

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

Page: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
2	TOTAL LIABILITIES	10,765,655	10,571,488
2.1	CURRENT LIABILITIES	729,193	737,898
2.1.1	LOANS AND FINANCING	168,443	166,608
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	173,041	142,714
2.1.4	TAXES	25,965	51,090
2.1.5	DIVIDENDS PAYABLE	71,769	80,586
2.1.6	PROVISIONS	36,201	50,765
2.1.6.1	VACATION AND 13th SALARY	22,614	21,868
2.1.6.2	PROFIT SHARING	13,587	28,897
2.1.7	LOANS FROM RELATED PARTIES	40,608	45,779
2.1.7.1	ADVANCES FROM SUBSIDIAIES	40,608	44,701
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	0	1,078
2.1.8	OTHERS	213,166	200,356
2.1.8.1	OTHERS	13,166	356
2.1.8.2	PROPOSED DIVIDENDS	200,000	200,000
2.2	NOT CURRENT LIABILITIES	4,525,933	4,430,347
2.2.1	LOANS AND FINANCING	4,525,933	4,430,347
2.2.1.1	LOANS AND FINANCING	2,187,556	2,230,553
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISION	783,176	786,923
2.2.1.3.1	LABOR CONTINGENCIES	14,139	18,012
2.2.1.3.2	TAX CONTINGENCIES	474,769	467,314
2.2.1.3.3	OTHERS	294,268	301,597
2.2.1.4	LOANS FROM RELATED PARTIES	1,478,692	1,333,845
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	1,478,692	1,333,845
2.2.1.6	OTHERS	76,509	79,026
2.2.1.6.1	SUPPLIERS	0	0
2.2.1.6.2	OTHERS	76,509	79,026

Page: 5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
2.4	STOCKHOLDER’S EQUITY	5,510,529	5,403,243
2.41	PAID-IN CAPITAL	2,871,781	2,871,781
2.4.1.1	COMMON STOCK	1,266,551	1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230	1,605,230
2.4.2	CAPITAL RESERVES	162,209	162,209
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	2,369,253	2,369,253
2.4.4.1	LEGAL	389,485	389,485
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	1,988,754	1,988,754
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	107,286	0
2.4.6	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

Page: 6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION			Corporate Legislation
QUARTERLY INFORMATION - ITR			Period - 03/31/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM CODE	02 - NAME OF SOCIETY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008	4 FROM : 01/01/2008	5 – FROM: 01/01/2007	6 – FROM: 01/01/2007
		TO : 03/31/2008	TO : 03/31/2008	TO : 03/31/2007	TO : 03/31/2007
3.1	GROSS SALES AND SERVICES REVENUE	595,001	595,001	591,091	591,091
3.2	SALES TAXES AND OTHER DEDUCTIONS	(11,305)	(11,305)	(10,516)	(10,516)
3.3	NET SALES REVENUE	583,696	583,696	580,575	580,575
3.4	COST OF GOODS SOLD	(450,470)	(450,470)	(412,605)	(412,605)
3.5	GROSS PROFIT	133,226	133,226	167,970	167,970
3.6	OPERATING (EXPENSES) INCOME	(28,651)	(28,651)	100,257	100,257
3.6.1	SELLING	(13,613)	(13,613)	(16,174)	(16,174)
3.6.2	GENERAL AND ADMINISTRATIVE	(21,607)	(21,607)	(20,195)	(20,195)
3.6.3	FINANCIAL	(58,832)	(58,832)	76,049	76,049
3.6.3.1	FINANCIAL INCOME	44,522	44,522	91,634	91,634
3.6.3.2	FINANCIAL EXPENSES	(103,354)	(103,354)	(15,585)	(15,585)
3.6.4	OTHER OPERATING INCOME	8,525	8,525	9,264	9,264
3.6.5	OTHER OPERATING EXPENSES	(54,023)	(54,023)	(52,258)	(52,258)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	110,899	110,899	103,571	103,571
3.7	OPERATING INCOME	104,575	104,575	268,227	268,227
3.8	NON-OPERATING (EXPENSES) INCOME	1,803	1,803	(96)	(96)
3.8.1	INCOME	1,804	1,804	412	412
3.8.2	EXPENSES	(1)	(1)	(508)	(508)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	106,378	106,378	268,131	268,131
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(6,421)	(6,421)	(38,696)	(38,696)
3.11	DEFERRED INCOME TAXES	7,329	7,329	(18,808)	(18,808)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	70,000	70,000	67,000	67,000
3.15	NET INCOME FOR THE PERIOD	177,286	177,286	277,627	277,627
		3
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,17202	0,17202	0,26939	0,26939
	LOSS PER SHARE	-	-	-	-

Page: 7

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
(Convenience Translation into English of original previously issued in Portuguese)

EXPRESSED IN THOUSANDS OF REAIS
(Except as indicated otherwise)

1	Business Context

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") -- based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) -- was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with annual installed production capacity of 3,210 thousand tons. Of this total, 2,330 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A., which runs the mill located in Eunápolis, BA, with total installed production capacity of 900 thousand tons per year.

In September, 2007, work was concluded on the project for modernization of one of the production lines at the Barra do Riacho mill. As a result, the rated production capacity of this unit was increased by 200 thousand tons per year as from October, 2007.

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half being held by the Swedish-Finnish group Stora Enso.

The Company’s operations are integrated with those of its subsidiaries, associated and affiliated concerns, which operate in the following areas: (i) distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a loan for use agreement (Mucuri Agroflorestal S.A.), (iv) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (Ara Pulp)] and (vi) pulp production (Veracel).

Due to the increase in the performance of port services to third parties and to the associated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted financing in the total amount equivalent to R$ 50 million, which in Brazilian currency corresponds to R$ 104 million [Note 13(b)], to be invested in Phase 1 of the project for expansion of the Terminal, which is slated for conclusion in May 2008 and expected to start operations in June of this year

Aracruz expects to obtain final approval from stockholders for expansion of the Guaíba Mill in the second quarter of 2008. The initial phase, involving purchase of lands and formation of forests, has already been approved by the Board of Directors, and purchase agreements have already been signed or tracts committed for sale involving more than half the lands involved. Total investment in the Guaíba expansion project is estimated at approximately US$ 2 billion. It should be concluded in 2010 and will bring on stream an additional 1.3 million in annual pulp output at present capacity, bringing total Guaíba Unit production to 1.8 million tons per year.

Page: 8

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

2	Presentation of financial information and summary of significant accounting practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors – IBRACON.

There have been no significant changes in either accounting practices or in the criterion for presentation of the quarterly financial information in relation to those presented in the financial statements for the year ended December 31, 2007.

	a)	The consolidated quarterly financial information includes the following companies, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested areas:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação and Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. (*)	33.33
Special Purpose Company – SPC:
Arcel Finance Limited (Note 13) (**)	100

(*) The stake held in Aracruz Produtos de Madeira S.A. is 1/3 of its shares and is recorded under the equity accounting method.

(**) Arcel Finance Limited was wound up on November 27, 2007.

The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group Companies.

Page: 9

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of Veracel, as proportionally consolidated by Aracruz, are as follows as of March 31, 2008 and December 31, 2007:

	3/31/2008	12/31/2007
Cash and cash equivalents	510	707
Inventories	63,907	60,066
Property, plant & equipment/deferred charges	1,530,433	1,537,124
Other assets	194,604	192,489
	1,789,454	1,790,386
Suppliers	20,119	18,226
Financings	564,677	594,238
Other liabilities	21,634	21,914
Shareholders’ equity	1,183,024	1,156,008
	1,789,454	1,790,386
	1st Quarter of 2008	1st Quarter of 2007
Net sales revenues	100,975	104,663
Gross profit	28,353	31,751
Operating profit	20,963	22,337
Net income	3,619	5,424

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of operations from the standpoint of generation and distribution of value added, where the four main beneficiaries of the value generated by the Company’s activities are: employees, government, the community and third party and shareholders’ capital.

2.1 – Alterations in Brazilian Corporate Legislation, effective as from January 2008

On December 28, 2007 the Brazilian government enacted Law No. 11.638/07, which alters, revokes and introduces new provisions in the Corporation Law (No. 6.404/76), especially relating to chapter XV, regarding accounting matters, and takes effect as from the year beginning January 1, 2008. The primary objective of this new law is to updated corporate legislation to permit the process of converging the accounting policies adopted in Brazil with those contained in international financial reporting standards (IFRS). It calls for new accounting norms and procedures to be issued by the Brazilian Securities Commission - CVM in conformity with IFRS.

Page: 10

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Some of the alterations are to be applied already, as from the beginning of the year and valid for the annual financial statements, as already stated by the CVM, while others depend on further regulations to be issued by the nation’s financial regulatory agencies.

The principal modifications can be summarized as follows:

  Replacement of the statement of changes in financial position with the statement of cash flows, already presented by the Company.
  Inclusion of the statement of value added, applicable to publicly traded companies and showing the value added by the company as well as the breakdown of the source and allocation of such amounts; this statement too is already presented by the Company.
  Possibility of maintaining separate bookkeeping records of transactions for purposes of complying with Brazilian tax legislation and then making the adjustments required to adapt them to reporting practices.
  Creation of a new sub-group of accounts, intangible assets, which includes goodwill, for purposes of balance sheet presentation. This account will record the rights relating to incorporeal assets intended to maintain the company or are exercised for this purpose, including the goodwill acquired.
  Mandatory requirement for recording as property, plant and equipment rights relating to corporeal assets intended to maintain the company’s activities, including those resulting from operations that transfer the benefits, risks and control of assets to the company (such as finance leasing, for instance).
  Modification of concept for amounts booked as deferred charges. From now on they can only include pre-operating expenses and restructuring expenditures that effectively contribute to the increase in the results of more than one year and that do not constitute merely a decrease in costs or increase in operating efficiency.
  Mandatory requirement for companies to periodically analyze the recoverability of the amounts booked under property, plant & equipment, intangible assets and deferred charges, in order to ensure that: (i) the loss due to non-recoverability of such assets is recorded as a result of decisions to discontinue activities relating to such assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of such assets; and (ii) the criterion used to determine the estimated remaining life span of such assets, in order to book depreciation, amortization and depletion, is reviewed and adjusted. This matter was already regulated by CVM Decision No. 527 of January 1, 2007.
  Requirement that investments in financial instruments, including derivatives, be booked: (i) at market value or equivalent in the case of investments in securities intended for trading or available for sale; and (ii) at cost or issue value, updated according to legal or contractual provisions, adjusted to probable realizable amount when this is lower.

Page: 11

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01	– NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Creation of a new sub-group of accounts, equity appraisal adjustments, under stockholders’ equity, to permit (i) booking of determined appraisals of assets at market price, chiefly financial instruments; (ii) direct booking under stockholders’ equity when so required by an accounting pronouncement; and (iii) adjustments of assets and liabilities to market value due to merger or amalgamation taking place between unrelated parties that are linked to the effective transfer of control.

Introduction of the concept of adjustment to present value for non-current asset and liability operations and for material short-term operations.

Elimination of the possibility of booking: (i) a premium received upon issue of debentures; and (ii) donations and subsidies for investment (including tax incentives) directly as capital reserves in a stockholders’ equity account. This means that donations and subsidies for investments will be booked under results for the year or, depending on their characteristics, in a reducing account for assets or unearned income for amortization over the same period as the corresponding assets, when applicable, is depreciated. To prevent distribution as dividends, the amount of the donations and subsidies can be appropriated to a tax incentive reserve after they pass through income.

Elimination of the revaluation reserve. The balances existing in the revaluation reserve are to be maintained until such time as they are effectively realized or cancelled by the end of the year in which the law takes effect.

Requirement for the assets and liabilities of a company to be merged upstream, resulting from transactions that involve amalgamation, merger or spin-off among independent parties and related to effective transfer of control, to be booked at market value.

Elimination of the materiality parameter for adjustment of investments in subsidiary and associated companies under the equity method and replacement of the parameter of 20% of the capital stock of the investee to 20% of the voting capital if the investee.

Owing to the fact that these alterations have only been introduced recently and further considering the fact that some of them still depend on regulation by regulatory authorities in order to be applied, Company Management is still evaluating all the effects that such alterations may have on its financial statements and on results for the coming years.

Based on its best understanding and on the accounting pronouncements already existing, Management does not believe that the modifications introduced by Law No. 11.638/07 will have material effects on the Company’s financial statements.

2.2 - CVM Deliberation No. 534 of January 29, 2008

Page: 12

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

On January 29, 2008, the CVM issued deliberation No. 534, which approves Accounting Committee Pronouncement No. CPC-02. This deliberation took effect on the date of its publication in the Official Federal Gazette (D.O.U.) and applies to fiscal years ending as from December 2008.

The objective of the CPC-02 pronouncement is to determine how to include foreign currency transactions and overseas operations in the financial statements of an entity operating in Brazil and how to convert the financial statements of an overseas entity to the reporting currency of the financial statements in Brazil for purposes of recording equity pick-up, full or proportional consolidation of financial statements, and also how to convert financial statements of an entity operating in Brazil to another currency. CPC 02 further introduces the concept of functional currency, a concept that was previously not observed by accounting practices adopted in Brazil.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and are thus registered with the U.S. Securities and Exchange Commission (SEC), as a Foreign Private Issuer. Therefore it is required to present financial statements as well in accordance with accounting principles generally accepted in the United States of America (US GAAP). For US GAAP reporting purposes, the Company has determined that its functional currency is the United States Dollar (US$). Hence, this will be the functional currency upon adoption of the CPC-02. Due to the fact that this accounting pronouncement was only issued recently (January 29, 2008), Company Management is still in the process of evaluating the effects and actual adoption of the pronouncement in its financial position. Preliminary analyses indicate that there may be modifications in the balances of the Company’s non-monetary assets, which will begin to be booked based on their historical formation costs, determined in US$, the corresponding depreciation, amortization and depletion of such assets, as well as results for the period and stockholders’ equity.

3	Marketable Securities

As of March 31, 2008 and December 31, 2007, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in U.S. Dollars, placed overseas with leading financial institutions, through the Company’s subsidiary Aracruz Trading International Ltd., with original maturities of less than 90 days.

4	Short-term Investments

As of March 31, 2008 and December 31, 2007, the Company held units of ownership (quotas) in two exclusive private investment funds and investments in certificates of bank deposit (CDB’s) with original maturity of over 90 (ninety) days. The funds are comprised principally of CDB’s and other securities, the yields of which are pegged to the Certificate of Interbank Deposit (CDI) index, maintained with prime Brazilian financial institutions, with final maturities between April, 2008 and April of 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and the Company considers such investments as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions,

Page: 13

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of Aracruz Celulose S.A.

		Parent Company
Description	3/31/2008	12/31/2007
Certificates of Bank Deposit	678,751	641,251
Federal Government Bonds	14,590	27,137
Debentures	46,488	45,194
Total	739,829	713,582

As of March 31, 2008, the difference between the Company and Consolidated balances, in the amount of R$ 99,134 (R$ 65,684 as of December 31, 2007), refers mainly to CD’s denominated in Reais maintained at leading financial institutions in Brazil and overseas through the subsidiaries Portocel -Terminal Especializado de Barra do Riacho S.A. and Aracruz Trading International LTD.

5	Accounts Receivable - Trade
		Parent Company			Consolidated
		3/31/2008	12/31/2007	3/31/2008	12/31/2007
	Domestic customers	38,452	32,169	38,866	32,321
	Foreign customers
	Subsidiaries	180,365	173,635
	Other customers (third parties)		124	505,869	578,973
	Allowance for doubtful accounts			(6,339)	(6,459)
		218,817	205,928	538,396	604,835

6	Inventories
		Parent Company			Consolidated
		3/31/2008	12/31/2007	3/31/2008	12/31/2007
	Pulp – finished products
	At mills	46.080	27.512	61.328	39.840
	Overseas			232.289	228.638
	Paper – finished products	2.631	489	2.631	489
	Raw materials	75.256	68.629	86.845	80.283
	Maintenance / warehouse supplies	101.179	99.626	137.010	134.749
	Other inventories		74	1.238	1.035
		225.146	196.330	521.341	485.034

7 Related Parties

Page: 14

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 3.37% to 6.90% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a) Subsidiaries / jointly controlled / affiliated companies

(b) Stockholders and related company

Transactions with Company stockholders and a related company, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

8 Tax Credits and Expenses on Income Tax and Social Contribution

Page: 15

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

	04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
(a)	Tax credits
		Parent Company		Consolidated
		3/31/2008	12/31/2007	3/31/2008	12/31/2007
	Deferred Income Tax (IRPJ) and Social
	Contribution Tax on Net Income (CSLL)
	Tax losses for IRPJ purposes (i)	24,624	24,611	34,718	35,187
	Negative results for CSLL purposes (i)	45	41	3,678	3,847
	Temporary differences (ii)
	Exchange variation taxed on cash basis	(348,475)	(335,173)	(348,475)	(335,173)
	IRPJ levied on unearned income			27,305	21,752
	Other tax credits	29,538	8,924	43,709	22,865
	Taxes offsettable/recoverable
	IRPJ and CSLL on net income - Prepaid on
	estimated basis	13,001	72,802	14,396	75,807
	IRPJ offsettable	146,862	86,849	146,862	86,849
	Income tax withheld on investments in
	marketable securities	17	13,041	14,443	27,684
	Income tax accrued on investments in
	marketable securities	21,972	17,911	27,128	21,302
	Federal PIS and COFINS contributions	60,861	82,668	111,673	134,445
	State value-added tax on circulation of goods
	and services – ICMS (iii)	283,992	273,404	310,317	299,355
	Provision for loss on ICMS credits (iii)	(210,047)	(194,831)	(234,412)	(218,194)
	Other sundry items	1,884	1,923	2,421	2,455
	Total	24,274	52,170	153,763	178,181
	Shown as:
	Current assets	208,289	239,343	259,034	289,312
	Noncurrent assets	110,253	114,424	161,099	162,143
	Noncurrent liabilities	(294,268)	(301,597)	(266,370)	(273,274)

(i)	The proportional deferred tax credits arising from accumulated tax losses for IRPJ purposes and negative results for CSLL purposes related to Veracel have been recorded as of March 31, 2008 backed up by economic viability studies approved by management bodies of that jointly-held company. The

Page: 16

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION breakdown of the Veracel balances and their expectations for realization are itemized year to year through 2012, as prescribed by CVM Instruction No. 371/02, and detailed below:

	2008	2009	2010	2011	a 2012	Total
Income Tax	898	982	1,169	7,547		10,596
Social Contribution	1,294	1,414	1,683	10,933		15,324
Total	2,192	2,396	2,852	18,480		25,920

The remaining balance of R$ 24,624 (R$24,611 as of December 31, 2007) refers to deferred tax credits resulting from accumulated tax losses for IRPJ purposes at Aracruz. This is linked to the assessment notice regarding offset of the BEFIEX tax loss [see Note 18(f)].

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)	Since the promulgation of Federal Complementary Law No. 87 of September 13, 1996, the Company’s Espírito Santo plant has been accumulating ICMS credits, resulting from its predominantly export activity. Based on currently effective state legislation, the Company has managed to partially realize such credits withheld by the State of Espírito Santo through Sales operations. Considering the history of sales over the course of the year 2007, in the amount of approximately R$ 95 million, and further given prospects of satisfactorily concluding other negotiations in progress, the Company ranks as probable realization of part of the ICMS credits booked in its accounting records relating to the unit in this state. Therefore, as of December 31, 2007, it has reversed approximately R$ 65,015 of the respective provision for loss and now maintains the provision in the amount of R$ 210,047.

The amount of R$ 8,930 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of its operations.

(b)	Income Tax and Social Contribution reflected in results arise from:
	Parent Company	Consolidated

Page: 17

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
	3/31/2008	31/03/2007	3/31/2008	31/03/2007
Income before Income Tax,
Social	106,378	268,131	105,222	275,032
Contribution and minority interest
Income Tax and Social Contribution at
enacted rate of 34%	(36,169)	(91,165)	(35,775)	(93,511)
Equity pickup from subsidiaries with
different rates or income not subject
to taxation	37,719	34,688	28,456	26,347
Depreciation, amortization, depletion
and write-offs – Art.2/Law 8.200/91	(511)	(544)	(511)	(544)
Contributions and donations	(193)	(155)	(193)	(155)
Technological innovation	1,046		1,046
Other effects of permanent differences	(984)	(328)	(597)	(18)
Income Tax and Social Contribution	(908)	57,504	7,574	67,881
Current portion	(6,421)	(38,696)	(20,031)	(49,270)
Deferred portion	7,329	(18,808)	12,457	(18,611)

9	Advances to Suppliers – Forest Producer Program

The Forest Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, for which the Company provides technology, technical support, supplies and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of March 31, 2008 advances of funds amounted to R$ 250,420 (Consolidated R$ 274,080), compared with R$ 242,603 (Consolidated R$ 265,214) as of December 31, 2007, which are recovered against the delivery of the wood by the producers.

10 Investments

Page: 18

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

(i)	Under the capitalization plan of Veracel, during the first quarter of 2008 capital increases were carried out in the amount of R$ 22,287 (R$ 249,410 during the year 2007). Also in 2007 the amount of R$ 6,000 was paid in at Mucuri Agroflorestal S.A.

(ii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iii)	The goodwill paid on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, in the amount of R$ 40,564, which was fully amortized through March 31, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest- growing and is recognized in income in the year in which the trees are felled. The goodwill referring to the lands, in the amount of R$ 9,741, continues pending amortization up to the time when the assets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b) Consolidated

Page: 19

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The Consolidated balance of stakes in affiliated and jointly controlled companies, in the amount of R$ 17,836 (R$ 18,340 as of December 31, 2007), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

12 Deferred Charges

Page: 20

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(i)	Amortization of deferred forestry charges occurs according to the depletion of the eucalyptus tree planted areas.

13 Loans and Financings

Page: 21

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
		Parent Company		Consolidated
	% annual
	interest rate	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Brazilian currency
Loans indexed to Long-Term Interest Rate	7.4 to 10.50	660,054	679,542	1,047,756	1,101,848
(TJLP)
Loans indexed to basket of currencies	7.31 to 10.96	76,336	80,392	217,977	229,803
Export credit note (b)	100% CDI			107,567	98,812
Loans indexed to other currencies	6.75	10,398	10,228	14,207	13,978
Foreign currency (United States Dollars)
Advances for exchange contracts / pre-
payments (c)	3.05 to 6.34	1,609,211	1,626,999	1,609,211	1,626,999
Other loans / financings	3.43 to 6.35			16,055	18,770
Total loans and financings		2,355,999	2,397,161	3,012,773	3,090,210
Portion falling due short-term (including
interest payable)		(168,443)	(166,608)	(279,652)	(285,460)
Portion falling due long-term
2009		52,603	85,707	148,591	209,757
2010		36,153	35,226	155,137	154,393
2011		36,153	35,226	163,449	162,702
2012 to 2016		2,062,647	2,074,394	2,265,944	2,277,898
		2,187,556	2,230,553	2,733,121	2,804,750

(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the Brazilian Development Bank (BNDES), in the total amount of R$ 595,869, of which R$ 437,762 has already been released. The loan is subject to interest varying between 7.86% and 8.86% p.a. and is to be amortized in the period from 2009 to 2016.

As of March 31, 2008, Aracruz had financings in the total amount of R$ 731,806 (R$ 755,205 as of December 31, 2007) from its stockholder BNDES, subject to interest varying between 7.3% and 10.5% p.a., to be amortized in the period between 2008 and 2016.

With the exception of the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

In relation to Veracel, as of March 31, 2008 BNDES financings amount to R$ 542,721 (R$ 569,501 as of December 31, 2007), subject to interest varying from 7.0% to 9.50%, to be amortized in the period from January 2008 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

(b) Export credit note

Page: 22

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

In order to expand port facilities, in May 2006 the Company’s Subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A., contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a.

(c) Export prepayment operations

As of March 31, 2008 Aracruz had export prepayment operations underway with various banks, in the total amount of R$ 1.589,932, with interest varying between 3.05% and 5.65% p.a., with semi-annual payments and maturity of the principal between December of 2012 and June, 2016.

14 Financial Instruments (CVM Instruction No. 235/95)

(a)	Risk management

Aracruz and its Subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company Management to mitigate the exchange risks, the position of which as of March 31, 2008 is represented by 5,400 future dollar contracts through the Brazilian Futures Market (BM&F), with an outstanding amount of R$ 2 million to be paid (as of December 31, 2007 the position was represented by 3,000 BM&F future dollar contracts with an outstanding amount to be received of R$ 2 million). During the first quarter of 2008, the derivative financial instruments had a positive yield of R$ 8 million (R$ 42 million in the first quarter of 2007).

With respect to interest rate exposure, certain derivative financial instruments have been used by the Company to manage such risks. The position of such instruments as of March 31, 2008 is represented by 3,740 future DI contracts (BM&F) was zero. During the first quarter of 2008, such derivate financial instruments had a positive result in the amount of R$ 4.0 million (R$ 28 million in the first quarter of 2007).

TJLP interest vs. US$ swap operations were also maintained during the course of 2007, the notional amounts of which, updated through March 31, 2008, stood at R$ 604,094, falling due April 16, 2008.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Through the end of the first quarter of 2008, such operations had a marked to market result of R$ 79,226 (R$ 63,381 net of income tax to be withheld).

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of March 31, 2008 can be summarized as follows:

	Parent Company			Consolidated
	Bo	Market	Book	Market
	ok
Assets
Cash and cash equivalents	340	340	26,882	26,882
Marketable securities			51,590	51,590
Short- and long-term investments	809,301	809,301	908,435	908,435
Liabilities
Short- and long-term financings
(including interest)	2,355,999	2,355,999	3,012,773	3,012,773

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15	Stockholders’ Equity

(a) Capital and reserves

As of March 31, 2008 and December As of December 31, 2007, the Company’s subscribed and paid-in capital stock is R$ 2,871,781, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,020 thousand Class A preferred shares and 539,143 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the quarter, were R$ 15.30, R$ 13.00 and R$ 11.97 per share, respectively.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

The following table shows the rights, privileges and conversion policy with respect to the shares:

	Common	Class A Preferred Shares	Class B Preferred Shares
Shares
Voting Rights	Yes	• No, except in the event of non-payment of	• No, except in the event of non-
		dividends for three (3) consecutive years. In	payment of dividends for 3 (three)
		this case, the preferred stock-holders shall	consecutive years. In this case, the
		retain such voting rights until such time as	preferred stockholders retain such
		the past-due dividends are paid.	voting rights until such time as the
past-due dividends are paid.
Privileges	None	• Priority in reimbursement of capital in the	• Priority in reimbursement of
		event of liquidation of the Company;	capital in the event of liquidation
of the Company;
• Right to receive a dividend that is 10%
		higher than that paid to each common share;	• Right to receive a dividend that
is 10% higher than that paid to
		• Priority in receiving a minimum dividend	each common share.
of 6% p.a., calculated based on the amount
of the capital represented by such shares and
divided equally among them.
Conversion	None	May be converted into Class B preferred	Cannot be converted into either
Characteristics		shares at any time, at the discretion of the	Class A preferred shares or
		stockholder, who has to cover the respective	common shares.
costs of this. Conversion rate: 1:1.

As part of the proposal for appropriation of income for the year ended December 31, 2007, earnings are to be retained in the amount of R$ 472,701, with R$ 2,015 relating to reversal of dividends, recorded in the Reserve for Investment under Stockholders. This reserve is intended to cover Company investment plans, which will be considered by the Stockholders at their Annual General Meeting (AGM) in April of 2008.

(b) Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

Page: 25

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

As permitted by Law No. 9249 of December 26, 1995, the Company’s Management elected during the first quarter of 2008 and the year 2007 to pay interest on capital invested to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 70,000 (R$ 298,000 in 2007).

Based on the Company’s operating cash generating capacity and in addition to the interest on capital invested already declared, Management is proposing to the AGM distribution of dividends for the year 2007 in the amount of R$ 200,000, which works out to R$ 202.18 per batch of one thousand Class A and B preferred shares and R$ 183.80 per batch of one thousand common shares.

(c) Treasury stock

As of March 31, 2008 the Company held in its treasury 483 thousand shares of common stock and 1,483 thousands shares of class B preferred stock, the market values for which as of that date were R$ 13.00 and R$ 11.97 per share, respectively.

16	Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution in the first quarter of 2008 was R$ 1,874 (R$ 1,763 in first quarter 2007).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the assets of the Defined Contribution Plan.

17 Insurance Coverage

Given the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Aracruz purchases insurance coverage -- based on a combination of systematic risk analyses together with modern insurance techniques -- in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of March 31, 2008, the Company’s assets were insured against losses for a total amount of approximately US$ 700,000, corresponding to the maximum limit of indemnity per event.

18	Provision for Provision for Contingencies and Legal Obligations Being Disputed in Court

Page: 26

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The juridical situation of Aracruz Celulose S.A. and its subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Company and all its Subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of March 31, 2008. The consolidated breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is as follows:

		March 31, 2008
	Deposit in	Amount	Total,
	court	provided	net
Provision for Contingencies
Labor	22,921	(36,455)	(13,534)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	3,582		3,582
IRPJ/CSLL - Full offset of accumulated tax
losses and negative results (f)		(67,674)	(67,674)
Other tax cases	13,231	(14,783)	(1,552)
Subtotal	39,734	(126,612)	(86,878)
Legal Obligations Being Disputed in Court
PIS/COFINS – Law No. 9.718/98 (c)		(168,860)	(168,860)
CSLL – Non-incidence on export revenues (d)		(223,936)	(223,936)
Other obligations in dispute	9,973	(17,695)	(7,722)
Subtotal	9,973	(410,491)	(400,518)
Total	49,707	(537,103)	(487,396)

		December 31, 2007
	Deposit	Amount	Total, net
	in court	provided
Provision for Contingencies
Labor	18,982	(36,422)	(17,440)

Page: 27

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

(a) Labor

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service – FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of March 31, 2008, the Company maintained provisions in the total amount of approximately R$ 30,600 (Consolidated - R$ 36,400), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 16,500 (Consolidated - R$ 22,900).

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amounted to approximately R$ 3,000. The Superior Court of Justice (STJ) has already ruled in favor of the Company’s arguments in a Special Appeal filed in one of the suits.

As of March 31, 2008, the Company’s deposits in court in relation to this case amounted to approximately R$ 3,600. Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

(c) PIS/COFINS

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	3,576		3,576
IRPJ/CSLL - Full offset of accumulated tax
losses and negative results (f)		(67,064)	(67,064)
Other tax cases	13,063	(15,061)	(1,998)
Subtotal	35,621	(126,247)	(90,626)
Legal Obligations Being Disputed in Court
PIS/COFINS – Law No. 9.718/98 (c)		(167,030)	(167,030)
CSLL – Non-incidence on export revenues (d)		(218,993)	(218,993)
Other obligations in disputes	9,956	(17,642)	(7,686)
Subtotal	9,956	(403,665)	(393,709)
Total	45,577	(529,912)	(484,335)

Page: 28

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of $ 56,241 – created by Law No. 10684/2003, the current balance of which is approximately R$ 55,700, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July 2006 through March of 2008, is roughly R$ 13,000, already updated according to the TJLP.

The amount at stake relating to exchange variation for the period from February 1999 to September 2003 is approximately R$ 251,800 as of March 31, 2008 (R$ 246,000 as of December 31, 2007), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

In September 2007, based on the opinion of its legal council, Company Management reversed the amount of approximately R$ 73,800 of the provision relating to the levying of such taxes on exchange variation revenues, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Given decisions handed down by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, Aracruz Management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the recent pronouncement of IBRACON, as of December 31, 2007, the Company has adopted a conservative approach and reconstituted the portion of the provision previously reversed.

(d) Social Contribution on Net Income – Non-incidence on export revenues

In September 2003, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 240,000 as of March 31, 2008, for which it maintains a provision. Aracruz is presently awaiting a decision on the appeal filed by the Federal Government.

Page: 29

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(e)	IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of the existing case law development, Aracruz decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, and the assessment was upheld at the first administrative level. The Company has appealed this decision and is awaiting judgment. In addition, it has maintained the lawsuit questioning the cited deductibility.

(f)	IRPJ/CSLL – Full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed regarding full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX [Note 18(e)]. The Company challenged the assessment at the administrative level but it was upheld. Aracruz thus appealed this decision and is presently awaiting judgment.

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed. Even so, in order to avoid a fine, the Parent Company made payment of the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit, is R$ 67,700 as of March 31, 2008 (R$ 67,100 as of December 31, 2007).

g) ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the total amount of R$ 75.5 million, of which R$ 11.6 million has already been ruled in the Company’s favor. In March of 2008 the Company was served process in tax foreclosure cases arising from three assessment notices where the courts ruled

Page: 30

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION contrary to Aracruz’s interests, in the amount of R$ 58.5 million, and filed its appeals. Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions.

(h) Civil Public Suits – Eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul filed two Civil Public Suits questioning the validity of the procedures adopted by State Environmental Protection Agency - FEPAM in issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should cease issuing environmental licenses for planting eucalyptus tracts, with jurisdiction thus being passed on to IBAMA (the Brazilian Environmental Institute). The order was suspended by the Federal Court of the 4th Region at the request of the State Government. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized. The Company cannot precisely estimate the amount involved in these claims.

(i)	Other tax cases

Based on the opinion of its legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable in the total amount of R$ 28,600 (R$ 40,200 Consolidated relating to tax and civil cases involving the subsidiaries and jointly controlled company). For these other contingencies, the Company has on deposit in court the amount of approximately R$ 22,800 (Consolidated R$ 23,200).

19 Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During 2004 and 2005, notifications aimed at annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment, which was upheld at the first administrative level. Aracruz further appealed against the latter decision and is presently awaiting a decision.

The Company’s Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Notwithstanding its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel.

20	Reconciliation of Stockholders’ Equity and Income for Quarter - Company and Consolidated
		March 31, 2008	December 31, 2007
	Stockholders’ Equity
	Stockholders’ equity - Parent Company	5,510,529	5,403,243
	Unearned income	(105,290)	(85,775)
	Unrealized shipping expenses	24,983	21,800
	IRPJ and CSLL on unearned income	27,305	21,752
	Stockholders’ equity - Consolidated	5,457,527	5,361,020
	Income for the 1st Quarter		March 31

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
	2008	2007
Net income for the quarter - Parent Company	177,286	277,627
Unearned income	(19,515)	(9,639)
Unrealized shipping expenses	3,183	946
IRPJ and CSLL on unearned income	5,553	2,259
Provision for devaluation of inventories		2,050
Net income for the quarter - Consolidated	166,507	273,243

21 Commitments

(a) Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed- upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

(b) Supply of wood

The Company signed a contract with Suzano Papel e Celulose S. A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of March 31, 2008 is 794 m³ (1,075 m³ as of December 31, 2007) of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 8,420 as of March 31, 2008 (R$ 11,395 as of December 31, 2007) under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during the year 2008.

(c) Indian Communities – Terms of Settlement

In first half 1998 the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13,500 (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is

Page: 33

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Since the invasion represented breach of the TAC’s by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

Up to May, 2005, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it was confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Minister of Justice, which has the authority to decide the matter, returned the administrative process to FUNAI, determining that more in-depth studies should be conducted “with a view to preparing an appropriate proposal that reconciled the interests of all parties concerned.”

On August 27, 2007, through Administrative Rulings Nos. 1.463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up by FUNAI Administrative Ruling No. 1299/05 and determined expansion of the Indian territories by 11,000 hectares, of which 98% or around 10,700 hectares corresponded to lands owned by Aracruz.

The dispute for land involving Aracruz Celulose and the Indian communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, the final Term of Settlement (TAC) was signed at the Ministry of Justice covering the rights and obligations of each party (Aracruz, the Indian communities and FUNAI) in the process of transferring approximately 11,000 hectares of lands to the Indian communities and assuring that all the eucalyptus wood planted in the area (amounting to around 6,800 hectares of forests) will be felled and removed by the Company by way of indemnity for the improvements made. Expansion of the Indian reservations further requires ratification by decree to be signed by the President of Brazil and subsequent demarcation of lands, at which time effective transfer of ownership will take place.

The agreement, which has been followed up on by all the authorities participating in the negotiation process, including the Brazilian Government Attorney and FUNAI (the agency that will be in charge of

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION hiring an independent firm to physically demarcate the lands) calls for both parties to waive from any present or future actions in this regard. This agreement was ratified in March 2008 by the Federal Courts in the City of Linhares - ES.

Prior to signature of the final TAC, the terms thereof were submitted to a vote by the Indian communities and approved at a general meeting held on October 16, being further ratified by them at another meeting held November 28, 2007, as recommended by Convention 169 of the International Work Organization (IWO) on Indian and Tribal Communities, to which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks equilibrium among the parties involved, to the extent that it makes it feasible for the Indian communities to expand their lands and provides the Company with the legal security that such lands will not be expanded in the future.

(d) Guarantees

As of March 31, 2008, collateral signatures and other such guarantees granted to other companies, subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are as follows:

Veracel Celulose S.A.	542,721
Portocel - Terminal Especializado de Barra do Riacho S.A.	104,460
647,181

22 Sales by Geographic Area

The Company’s Sales, as classified by geographic area, are broken down as follows:

			Quarter ended March 31
	Parent Company			Consolidated
	2008	2007	2008	2007
North America	280,789	200,526	333,799	322,642
Europe	130,951	211,771	436,348	425,747
Asia	124,496	123,776	169,762	202,383
Other continents		1,313		1,313
Total	536,236	537,386	939,909	952,085

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Geographic areas are determined based on the location of the Company’s customers.

23	Financial Revenues (Expenses)
			Quarter ended March 31
		Parent Company		Consolidated
		2008	2007	2008	2007
	Financial Revenues
	Revenues from marketable securities	18,051	21,827	21,853	29,494
	Asset monetary/exchange variations	(504)	(4,471)	(6,694)	(24,855)
	Results of derivative financial operations	23,011	69,957	23,011	69,957
	Other financial revenues	3,964	4,321	4,364	4,719
	Subtotal	44,522	91,634	42,534	79,315
	Financial Expenses
	Expenses on financial operations	59,844	53,148	51,051	60,347
	Interest on capital invested	70,000	67,000	70,000	67,000
	Liability monetary/exchange variations	(36,432)	(115,618)	(21,927)	(93,510)
	Other financial expenses	9,942	11,055	10,914	13,015
	Subtotal	103,354	15,585	110,038	46,852
	Total, net	58,832	(76,049)	67,504	(32,463)

1	Statement of Cash Flows
			Quarter ended March 31
		Parent Company		Consolidated
		2008	2007	2008	2007
	Operating Activities
	Net income for the quarter	177,286	277,627	166,507	273,243
	Adjustments to reconcile net income to
	cash generated by operating activities:
	Depreciation, amortization and depletion	148,247	134,876	174,827	161,165
	Equity income (loss)	(110,899)	(103,571)	504	(115)
	Deferred income tax and social contribution	(7,329)	18,808	(12,457)	18,611
	Monetary and exchange variations	(35,413)	(110,497)	(14,309)	(67,418)

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
Provision for contingencies, net	3,272	12,244	2,938	17,922
Provision for losses on tax credits	15,216	13,947	16,219	13,796
Residual value of permanent assets written off	(1,804)	97	1,494	527
Decrease (increase) in assets
Securities	(37,002)	(35,339)	(39,905)	(30,885)
Accounts receivable	(21,173)	(93,244)	55,922	55,131
Inventories	(28,816)	(20,284)	(36,307)	(46,832)
Tax credits	20,009	25,868	20,675	27,398
Other	(4,619)	3,840	(3,121)	(6,205)
Increase (decrease) in liabilities
Suppliers	31,037	(7,970)	22,981	(17,252)
Advances from subsidiaries (including	157,079	319,362
interest)
Interest on loans and financings	2,780	(6,526)	(4,331)	(15,678)
Income Tax and Social Contribution on
net income	(23,420)	(12,838)	(22,215)	(15,149)
Provisions for contingencies	284	(3,866)	288	(3,826)
Other	(5,904)	(9,184)	(5,175)	(10,153)
Cash Generated by Operating Activities	278,831	403,350	324,535	354,280

			Quarter ended March 31
	Parent Company		Consolidated
	2008	2007	2008	2007
Investing Activities
Short- and long-term investments		61,976	(30,706)	188,904
Permanent assets
Investments	(22,287)	(181,882)
Property, plant and equipment	(158,017)	(198,907)	(179,418)	(223,040)
Amounts received for sale of
permanent assets	1,805	411	1,992	1,065

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
Cash Used in Investing Activities	(178,499)	(318,402)	(208,132)	(33,071)
Financing Activities
Loans and financings
Additions	410,501	377,532	411,751	378,782
Payments	(433,710)	(374,526)	(462,792)	(549,644)
Dividends/interest on capital invested	(78,817)	(74,923)	(78,817)	(74,923)
Cash Used in Financing Activities	(102,026)	(71,917)	(129,858)	(245,785)
Effects of Exchange variations on
cash and cash equivalents	(11)	(51)	(3,228)	(3,690)
Net increase (decrease) in cash and
marketable securities	(1,705)	12,980	(16,683)	71,734
Cash and marketable securities at
beginning of quarter	2,045	1,736	95,155	103,909
Cash and marketable securities at end of
quarter	340	14,716	78,472	175,643

2	Statement of Value Added
			Quarter ended March 31
				Parent Company
		2008	%	2007	%
	Revenues	596,771		590,832
	Raw materials from third parties	(324,811)		(302,015)
	Gross value added	271,960		288,817
	Retentions
	Depreciation, amortization and depletion	(148,247)		(134,876)
	Net value added generated	123,713		153,941

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
Received in transfers
Financial revenues – including monetary
and exchange variations	44,522		91,634
Equity income	110,899		103,571
	155,421		195,205
Value added for distribution	279,134	100	349,146	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	11,853	4	73,632	21
Support, sponsorships and donations	2,669	1	423
	14,522	5	74,055	21
Employees	54,439	20	52,160	15
Remuneration of capital provided by third parties/financiers
Financial expenses (revenues)	32,886	12	(54,696)	(15
Remuneration of capital invested by
stockholders (dividends and interest on
capital invested)	70,000	25	67,000	19
Retained earnings	107,287	38	210,627	60
Total distributed and retained	279,134	100	349,146	100

		Quarter ended March 31
			Consolidated
	2008	%	2007	%
Revenues	894,300		891,935
Raw materials from third parties	(457,566)		(403,542)
Gross value added	436,734		488,393
Retentions
Depreciation, amortization and depletion	(174,827)		(161,165)
Net value added generated	261,907		327,228
Received in transfers
Financial revenues – including monetary

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
and exchange variations	40,618		79,315
Equity income (loss)	(504)		115
	40,114		79,430
Value added for distribution	302,021	100	406,658	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	25,768	9	89,939	22
Support, sponsorships and donations	2,910	1	2,598	1
	28,678	10	92,537	23
Employees	69,753	23	65,519	16
Remuneration of capital provided by
third parties/financiers
Financial expenses (revenues)	37,083	12	(24,641)	(6)
Remuneration of capital invested by
stockholders (dividends and interest on
capital invested)	70,000	23	67,000	16
Retained earnings	96,507	32	206,243	51
Total distributed and retained	302,021	100	406,658	100

Page: 40

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

EXPRESSED IN THOUSANDS OF REAIS (except as indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 166,507 for the first quarter of 2008, compared with consolidated net income of R$ 273,243 in the same quarter of 2007. The variation in the results over the first quarter of last year basically reflects the lower exchange variation of assets and liabilities denominated in U.S. Dollars.

1. OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales for the first quarter reached 600 thousand tons (consolidated – 730 thousand tons), a dip of 1% compared to the same quarter last year, with 98% of this amount being shipped to foreign markets. The average net price in the first quarter of 2008 was US$ 535/t (consolidated - US$ 634/t), which represents a rise of 24% at the parent company level (consolidated rise of 13%) compared with the price of US$ 430/t (consolidated - US$ 562/t) in the same quarter of 2007.

Operating Performance

The Company’s pulpwood output was 649 thousand tons in the first quarter of 2008, down 1% in relation to the first quarter last year. The unit cost of production (R$ 635) in the first quarter of 2008 was 8% higher than for the same period last year.

Parent Company
ANALYSIS OF COSTS
R$ / TON	1st Qt. 2008	1st Qt. 2007
Cost of Sales (*)	722	647
Selling Expenses	23	27
Administrative Expenses	36	33
Other Operating Expenses. (Rev.) (**)	76	71
Total	857	778
Cost of Production ( R$ / Ton )	635	587
Tons Sold	600,445	608,101
Tons Produced	648,502	652,824

(*)	Includes average cost of inventories, plus cost of freight and insurance - R$ 73/ton (2007 - R$ 66/ton).

(**)	Does not include Monetary / Exchange Variations and

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

2	.	EVOLUTION OF FINANCIAL LIABILITIES
		Parent Company
		Expressed in thousands of Reais
		Gross Debt	3/31/2008	3/31/2007
		Local currency	670,452	570,710
		Foreign currency	1,685,547	1,896,838
		Cash and cash equivalents (*)	809,641	709,156
		Net Debt	1,546,358	1,758,392

Consolidated
Expressed in thousands of Reais
Gross Debt	3/31/2008	3/31/2007
Local currency	1,169,530	1,162,874
Foreign currency	1,843,243	2,117,225
Cash and cash equivalents (*)	986,907	1,159,099
Net Debt	2,025,866	2,121,000

(*) Includes short- and long-term investments in marketable securities.

3. OPERATING INVESTMENTS

Investment outlays made in the first quarter of 2008 totaled R$ 158.0 million (consolidated - R$ 179.2 million), compared with R$ 198.9 million (consolidated - R$ 223.0 million) made in the same period last year. They were mainly allocated to the following areas: industrial (R$ 34.8 million), lands and forests (R$ 23.0 million), Veracel project (R$ 23.0 million), tree farming (R$ 79.8 million), forestry (R$ 17.6 million) and other investments (R$ 1.0 million), in consolidated figures.

* * * * *

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1	–	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
CODE
1		TOTAL ASSETS	9,930,991	9,930,739
1.1		CURRENT ASSETS	2,338,249	2,352,019
1.1.1		CASH AND CASH EQUIVALENTS	26,882	21,553
1.1.2		CREDITS	859,877	956,232
1.1.2.1		CUSTOMERS	590,817	643,451
1.1.2.1.1		ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	538,396	604,835
1.1.2.1.2		ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	18,886	21,547
1.1.2.1.3		ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD	2,118	1,941
1.1.2.1.4		ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	31,417	15,128
1.1.2.2		OTHERS CREDITS	269,060	312,781
1.1.2.2.1		EMPLOYEES	5,452	7,201
1.1.2.2.2		SUPPLIERS	4,135	4,973
1.1.2.2.3		TAXES	259,034	289,312
1.1.2.2.4		OTHERS	439	11,295
1.1.3		INVENTORIES	521,341	485,034
1.1.3.1		SUPPLIES	137,010	134,749
1.1.3.2		RAW MATERIALS	86,845	80,283
1.1.3.3		FINISHED GOODS	296,248	268,967
1.1.3.4		OTHERS	1,238	1,035
1.1.4		OTHERS	930,149	889,200
1.1.4.1		DEBT SECURITIES	838,963	779,266
1.1.4.2	.	FINANCIAL APPLICATION	51,590	73,602
1.1.4.3		PREPAID EXPENSES	39,596	36,322
1.1.4.4		OTHERS	0	0

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
1.2	NOT CURRENT ASSETS	7,592,742	7,578,720
1.2.1	LONG-TERM ASSETS	588,851	572,677
1.2.1.1	CREDITS	501,422	496,196
1.2.1.1.1	SUPPLIERS	66,243	43,699
1.2.1.1.2	TAXES	274,080	265,214
1.2.1.1.3	CUSTOMER	161,099	162,143
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	25,140
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0
1.2.1.2.3	OTHERS	0	0
1.2.1.3	OTHERS	87,429	76,481
1.2.1.3.1	DEBT SECURITIES	69,472	58,717
1.2.1.3.2	ESCROW DEPOSITS	17,957	17,764
1.2.2	FIXED ASSETS	7,003,891	7,006,043
1.2.2.1	INVESTMENTS	21,059	21,563
1.2.2.1.1	IN AFFILIATES	0	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	17,837	18,341
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0	0
1.2.2.1.5	OTHER COMPANIES	3,222	3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,797,907	6,768,949
1.2.2.2.1	LAND	1,261,463	1,237,735
1.2.2.2.2	BUILDINGS	747,837	764,518
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,129,144	3,210,133
1.2.2.2.4	FORESTS	1,244,735	1,198,549
1.2.2.2.5	PROGRESS TO SUPPLIERS	10,117	16,743
1.2.2.2.6	CONSTRUCTION IN PROGRESS	298,365	230,394
1.2.2.2.7	OTHERS	106,246	110,877
1.2.2.3	INTANGIBLE	0	0
1.2.2.4	DEFERRED CHARGES	184,925	215,531
1.2.2.4.1	INDUSTRIAL	17,312	17,982
1.2.2.4.2	FORESTS	26,892	28,684
1.2.2.4.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	140,721	168,865

Page: 44

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
2	TOTAL LIABILITIES	9,930,991	9,930,739
2.1	CURRENT LIABILITIES	886,658	906,204
2.1.1	LOANS AND FINANCING	279,652	285,460
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	217,684	194,849
2.1.4	TAXES	40,642	65,161
2.1.5	DIVIDENDS PAYABLE	71,769	80,586
2.1.6	PROVISIONS	41,700	58,126
2.1.6.1	VACATION AND 13th SALARY	26,712	25,384
2.1.6.2	PROFIT SHARING	14,988	32,742
2.1.7	LOANS FROM RELATED PARTIES	18,164	19,186
2.1.8	OTHERS	217,047	202,836
2.1.8.1	PROPOSED DIVIDENDS	200,000	200,000
2.1.8.2	OTHERS	17,047	2,836
2.2	NOT CURRENT LIABILITIES	3,581,815	3,659,665
2.2.1	LONG-TERM LIABILITIES	3,581,815	3,659,665
2.2.1.1	LOANS AND FINANCING	2,733,121	2,804,750
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISIONS	771,722	775,374
2.2.1.3.1	LABOR CONTINGENCIES	19,252	23,129
2.2.1.3.2	TAX CONTINGENCIES	486,100	478,970
2.2.1.3.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	266,370	273,275
2.2.1.4	LOANS FROM RELATED PARTIES	0	0
2.2.1.6	OTHERS	76,972	79,541
2.2.1.6.1	SUPPLIERS	0	0
2.2.1.6.2	OTHERS	76,972	79,541
2.2.2	DEFERRED INCOME	0	0
2.3	MINORITY INTEREST	4,991	3,850

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 03/31/2008	4 – DATE– 12/31/2007
2.4	STOCKHOLDER’S EQUITY	5,457,527	5,361,020
2.4.1	PAID-IN CAPITAL	2,871,781	2,871,781
2.4.1.1	COMMON STOCK	1,266,551	1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230	1,605,230
2.4.2	CAPITAL RESERVES	162,209	162,209
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	2,369,253	2,369,253
2.4.4.1	LEGAL	389,485	389,485
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	1,988,754	1,988,754
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	54,284	(42,223)

Page: 46

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information			Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 03/31/2008
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 01/01/2008		4 FROM : 01/01/2008		5 – FROM : 01/01/2007		6 – FROM: 01/01/2007
		TO :	03/31/2008	TO :	03/31/2008	TO :	03/31/2007	TO :	03/31/2007
3.1	GROSS SALES AND SERVICES REVENUE		1,009,754		1,009,754		1,016,497		1,016,497
3.2	SALES TAXES AND OTHER DEDUCTIONS		(144,770)		(144,770)		(127,395)		(127,395)
3.3	NET SALES REVENUE		894,984		894,984		889,102		889,102
3.4	COST OF GOODS SOLD		(606,637)		(606,637)		(536,994)		(536,994)
3.5	GROSS PROFIT		288,347		288,347		352,108		352,108
3.6	OPERATING (EXPENSES) INCOME		(181,631)		(181,631)		(76,550)		(76,550)
3.6.1	SELLING		(42,533)		(42,533)		(39,726)		(39,726)
3.6.2	GENERAL AND ADMINISTRATIVE		(27,743)		(27,743)		(25,064)		(25,064)
3.6.3	FINANCIAL		(67,504)		(67,504)		32,463		32,463
3.6.3.1	FINANCIAL INCOME		42,534		42,534		79,315		79,315
3.6.3.2	FINANCIAL EXPENSES		(110,038)		(110,038)		(46,852)		(46,852)
3.6.4	OTHER OPERATING INCOME		15,910		15,910		13,123		13,123
3.6.5	OTHER OPERATING EXPENSES		(59,257)		(59,257)		(57,461)		(57,461)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES		(504)		(504)		115		115
3.7	OPERATING INCOME		106,716		106,716		275,558		275,558
3.8	NON-OPERATING (EXPENSES) INCOME		(1,494)		(1,494)		(526)		(526)
3.8.1	INCOME		1,992		1,992		1,065		1,065
3.8.2	EXPENSES		(3,486)		(3,486)		(1,591)		(1,591)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION		105,222		105,222		275,032		275,032
3.10	INCOME TAX AND SOCIAL CONTRIBUTION		(20,031)		(20,031)		(49,270)		(49,270)
3.11	DEFERRED INCOME TAXES		12,457		12,457		(18,611)		(18,611)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS		0		0		0		0
3.12.1	PARTICIPATIONS		0		0		0		0
3.12.2	REMUNERATION		0		0		0		0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL		70,000		70,000		67,000		67,000
3.14	MINORITY INTEREST		(1,141)		(1,141)		(908)		(908)
3.15	NET INCOME FOR THE PERIOD		166,507		166,507		273,243		273,243
	CAPITAL STOCK-QUANTITY (THOUSANDS)		1,030,588		1,030,588		1,030,588		1,030,588
	EARNINGS PER SHARE		0,16157		0,16157		0,26513		0,26513
	LOSS PER SHARE		-		-		-		-

Page: 47

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

Page: 48

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

Page: 49

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of March 31, 2008:

Parent Company:
Aracruz Celulose S.A.			CNPJ:	42.157.511/0001-61
					Stocks
Stockholders	Common			Preferred A		Preferred B		Total
	Quantity	%		Quantity	%	Quantity	%	Quantity	%
	Thousand			Thousand		Thousand		Thousand

Newark Financial Inc.	127,506	28.00		-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00		27,737	99.21	-		155,243	15.03
Arapar S.A.	127,506	28.00		-	-	-		127,506	12.35
BNDES Participações S.A.	56,881	12.49		-	-	-		56,881	5.51
(1) Treasure Hold Investments Corp	-	-		-	-	57,876	10.54	57,876	5.61
(1) Northern Cross Investments Ltd. (2)	-	-		-	-	50,102	9.12	50,102	4.85
(1) U.S. Trust Company N.A. (2)	-	-		-	-	44,117	8.03	44,117	4.27
(1) Capital World Investors. (2)						35,812	6.52	35,812	3.47
(1) Wellington Mgmt Company (2)	-	-		-	-	34,063	6.20	34,063	3.30
Caixa Previd. Func. Banco do Brasil	-	-		-	-	31,694	5.77	31,694	3.07
(1) Capital Research & Mgmt Company	-	-		-	-	30,580	5.57	30,580	2,96
(2)
(1) Impala Asset Mgmt. (2)	-					29,364	5.35	29,364	2.84
Treasury stock	483	0.11		-	-	1,483	0.27	1,966	0.19
Others	15,509	3.41		221	0.79	234,114	42.63	249,844	24.20
Total	455,391	100.00		27,958	100.00	549,205	100.00	1,032,554	100.00

(1)	Foreign company

(2)	Administrator of investments funds several

Numbers supplied by I.R. Channel JP Morgan in 04/04/08

Page: 50

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61
17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Position at March 31, 2008

Parent Company:
Newark Financial Inc.
				Stocks
Stockholders	Common			Preferred			Total
	Quantity %		Quantity		%	Quantity	%
	Unities		Unities			Unities
Votorantim Celulose e Papel S.A.	50,000	100.00		-	-	50,000 100.00
Total	50,000	100.00		-	-	50,000		100.00
Parent Company:
Votorantim Celulose e Papel S.A		CNPJ:	60.643.228/0001-21
					Stocks
Stockholders	Common				Preferred		Total
	Quantity		%	Quantity		%	Quantity	%
	Unities			Unities			Unities
Votorantim Investºs Industriais S.A.	105,702,450		100.00		677	-	105,703,127	51.78
BNDES Participações S.A	-		-		7,555,369	7.67	7,555,369	3.70
Council of Administration , Chief Officers
and Fiscal council	-		-		3,020	0.00	3,020	0.00
Others	1		-	90,883,989		92.33	90,883,990	44.52
Treasury stocks	1		-		-	0.00	1	0.00
Total	105,702,452		100.00	98,443,055		100.00	204,145,507	100.00
Parent Company:
Votorantim Investimentos Industriais S.A		CNPJ:	03.407.049/0001-51
					Stocks
Stockholders	Common				Preferred		Total
	Quantity		%	Quantity		%	Quantity	%
	Unities			Unities			Unities
Votorantim Participações S.A.	11,165,582,998		100.00		-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1		-		-	-	1	-
Fábio Ermírio de Moraes	1		-		-	-	1	-
Total	11,165,583,000		100.00		-	-	11,165,583,000	100.00

Page: 51

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Parent Company:
Votorantim Participações S.A.			CNPJ: 61.082.582/0001-97
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Hejoassu Administração Ltda.	5,304,772,481	98.60	-	-	5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-	-	19,026,623	0.35
Total	5,380,878,973	100.00	-	-	5,380,878,973	100.00

Parent Company:
Hejoassu Administração Ltda.			CNPJ: 61.194.148/0001-07
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
JEMF Participações S.A.	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00
Total	1,600,000	100.00	-	-	1,600,000	100.00

Parent Company:
AEM Participações S.A.		CNPJ:	05.062.403/0001-89
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Antônio Ermírio de Moraes	684,729,100 100.00			-	-	684,729,100	100.00
JEMF Participações S.A.	-		-	300	33.33	300	0.00
ERMAN Participações S.A.	-		-	300	33.33	300	0.00
MRC Participações S.A.	-		-	300	33.34	300	0.00

Page: 52

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
ERMAN Participações S.A.			CNPJ:	05.062.376/0001-44
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Ermírio Pereira de Moraes	684,729,100	100.00		-	-	684,729,100	100.00
JEMF Participações S.A.	-	-		300	33.33	300	0.00
AEM Participações S.A.	-	-		300	33.33	300	0.00
MRC Participações S.A.	-	-		300	33.34	300	0.00
Total	684,729,100	100.00		900	100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.		CNPJ:	05.062.355/0001-29
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Maria Helena Moraes Scripilliti	684,729,100		100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-		-	300	33.33	300	0.00
AEM Participações S.A.	-		-	300	33.33	300	0.00
ERMAN Participações S.A.	-		-	300	33.34	300	0.00
Total	684,729,100		100.00	900	100.00	684,730,000	100.00

Page: 53

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Parent Company:
JEMF Participações S.A.		CNPJ:	05.062.394/0001-26
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
José Ermírio de Moraes Neto	228,243,033		33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033		33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034		33.34	-	-	228,243,034	33.34
AEM Participações S.A.	-		-	300	33.33	300	0.00
ERMAN Participações S.A.	-		-	300	33.34	300	0.00
MRC Participações S.A.	-		-	300	33.33	300	0.00
Total	684,729,100		100.00	900	100.00	684,730,000	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ:	00.383.281/0001-09
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1		100.00	-	-	1	100.00
Total	1		100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES				CNPJ: 33.657248/0001-89
Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00		-	- 6,273,711,452	100.00

Page: 54

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Total	6,273,711,452	100.00		-	-	6,273,711,452	100.00
Parent Company:
ARAINVEST Participações S.A.			CNPJ:	06.139.408/0001-25
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Thousand			Thousand		Thousand
Joseph Yacoub Safra	85,990	49.99		21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99		21,489	49.98	107,479	49.99
Others	4	0.02		18	0.04	22	0.02
Total	171,984	100.00		42,996	100.00	214,980	100.00

Parent Company:
ARAPAR S.A.			CNPJ:	29.282.803/0001-68
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Lorentzen Empreendimentos S.A.	694,143,246	74.33		30,256,477	3.24	724,399,723	38,78
São Teófilo Rep. Participações S.A.	227,914,404	24.40		727,273,073	77.87	955,187,477	51,14
Others	11,844,938	1.27		176,373,038	18.89	188,217,976	10,08
Total	933,902,588	100.00		933,902,588	100.00	1,867,805,176	100.00

Parent Company:
Lorentzen Empreendimentos S.A.			CNPJ: 33.107.533/0001-26
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nebra Participações Ltda	60,656,395	45.68	-	-	60,656,395	45.68
Loxosceles Participações S.A.	27,818,554	20.95	-	-	27,818,554	20.95
Picumnus Participações S.A.	27,818,554	20.95	-	-	27,818,554	20.95
Tiba Participações Ltda	16,488,717	12.42	-	-	16,488,717	12.42
Others	3,239	-	-	-	3,239	-
Total	132,785,459	100.00	-	-	132,785,459	100.00

Page: 55

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Parent Company:
Nebra Participações S.A.			CNPJ:	04.418.550/0001-86
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Haakon Lorentzen	55,346,102	100.00		-	-	55,346,102	52.29
Erling Sven Lorentzen	-	-		50,498,424	100.00	55,346,102	47.71
Others	1	0.00		-	-	1	0.00
Total	55,346,103	100.00		50,498,424	100.00	105,844,527	100.00

Parent Company:
Loxosceles Participações S.A.			CNPJ:	09.024.367/0001-10
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Ingeborg Lorentzen Ribeiro	2,145,615	75.48		-	-	2,145,615	37.74
Erling Sven Lorentzen	-	-		1,478,173	52.00	1,478,173	26.00
Victoria Regina Lorentzen Ribeiro	697,025	24.52		1,364,467	48.00	2,061,492	36.26
Total	2,842,640	100.00		2,842,640	100.00	5,685,280	100.00

Parent Company:
Picumnus Participações S.A.			CNPJ:	09.032.670/0001-64
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Camocim Administradora S.A.	23,065,314	100.00		-	-	23,065,314	74.00
Erling Sven Lorentzen	-	-		8,104,030	100.00	8,104,030	26.00
Others	1	0.00		-	-	1	-

Page: 56

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Total	23,065,315	100.00		8,104,030	100.00	31,169,3450	100.00
Parent Company:
Camocim Administradora S.A			CNPJ:	42.273.763/0001-56
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Ragnhild Lorentzen	6,066,515	100.00		-	-	6,066,515	100.00
Others	2	0.00		-	-	2	0.00
Total	6,066,517	100.00		-	-	6,066,517	100.00

Parent Company:
Tiba Participações Ltda			CNPJ: 03.410.452/0001-30
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Haakon Lorentzen.	25,040,095	100.00	-	-	25,040,095	100.00
Others	1	-	-	-	1	-
Total	25,040,096	100.00	-	-	25,040,096	100.00

Parent Company:
Caminho Editorial Ltda		CNPJ:	54.089.495/0001-04
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Brasil Warrant Admin. Bes e Empresas Ltda	128,321,043		86.45	-	-	128,321,043	86.45
Others	20,109,957		13.55	-	-	20,109,957	13.55
Total	148,431,000		100.00	-		- 148,431,000	100.00

Page: 57

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Parent Company:
São Teófilo Repres. Participações Ltda			CNPJ:	03.214.652/0001-17
				Stocks
Stockholders	Common			Preferred		Total
	Quantity	%		Quantity	%	Quantity	%
	Unities			Unities		Unities
Caminho Editorial Ltda	16,475,914	50.00		5,669,154	17.58	22,145,068	33.96
Nalbra S LLC	16,475,914	50.00		9,308,089	28.86	25,784,003	39.54
Brasil Silva I LLC (1)	-	-		11,532,701	35.75	11,532,701	17.69
Fernando Roberto Moreira Salles	-	-		1,704,503	5.28	1,704,503	2.61
Others	-	-		4,039,975	12.53	4,039,975	6.20
Total	32,951,828	100.00		32,254,422	100.00	65,206,250	100.00
(1) Foreign company

Parent Company:
Brasil Warrant Admin. Bens e Empresas Ltda		CNPJ:	33.744.277/0001-88
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Fernando Roberto Moreira Salles	2		25.00	122	25.00	4	25.00
Walter Moreira Salles Júnior	2		25.00	122	25.00	4	25.00
Pedro Moreira Salles	2		25.00	122	25.00	4	25.00
João Moreira Salles	2		25.00	122	25.00	4	25.00
Total	8		100.00	488	100.00	16	100.00

Parent Company:
Nalbra S LLC		CNPJ:	06.205.788/0001-59
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Nalbra Inc. (1)	30,012,000		100.00	-	-	30,012,000	100.00
Total	30,012,000		100.00	-	-	30,012,000	100.00
(1) Foreign company

Page: 58

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ:	00.383.281/0001-09
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1		100.00	-	-	1	100.00
Total	1		100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES				CNPJ: 33.657.248/0001-89
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Page: 59

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on March 31, 2008
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	27,736,642	99.200	57,875,517	10.50	525,012,387	50.85
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	99.20	57,875,517	10.50	213,118,616	20.64
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.50	0	0	-	0	56,880,857	5.51
Management	1,905	0.00	0	0	46,207	0	48,112	-
Councilors	1,905	0.00	0	0	29,009	0	30,914	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.19
Other Stockholders (2)	15,505,442	3.40	221,374	0.80	489,800,481	89.20	505,527,297	48,96
Total issued stocks (3)	455,390,699	100.0	27,958,016	100.0	549,205,405	100.00	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	221,374	0.80	489,800,481	89.20	505,527,297	48,96

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

Page: 60

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
					Position on March 31, 2007
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.49	37,736,642	99.40	82,268,047	15.25	559,404,917	54.18
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	73.06	57,875,517	10.73	213,118,616	20.64
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.49	10,000,000	26.34	24,392,530	4.52	91,273,387	8.84
Management	2,005	0.00	0	0	76,707	0	78,712	-
Councilors	2,005	0.00	0	0	59,509	0	61,514	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.19
Other Stockholders (2)	15,505,342	3.41	225,913	0.60	455,372,912	84.45	471,104,167	45.63
Total issued stocks (3)	455,390,699	100.0	37,962,555	100.0	539,200,866	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,505,342	3.41	225,913	0.60	455,372,912	84.45	471,104,167	45.63

(5)	Stocks issued and repurchased by the Company, waiting cancellation.

(6)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(7)	Total number of subscribed stocks and issued by the Company.

(8)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

(Convenience Translation into English of original previously issued in Portuguese)

Page: 61

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Report of Independent Auditors on Special Review of Quarterly Financial Information as of March 31, 2008

To the Directors and Stockholders of Aracruz Celulose S.A. Aracruz - ES

1.	We conducted a special review of the Quarterly Financial Information - ITR of Aracruz Celulose S.A. (Company and Consolidated) for the quarter ended March 31, 2008, prepared in accordance with the principles established by the Brazilian Securities Commission (CVM), comprising the balance sheets, statements of income, cash flows, value added and management comments on performance.

2.	Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company’s management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have or might have a significant effect on the financial position and operations of the Company and its subsidiaries.

3.	As described in Note 2.1, on December 28, 2007 the Brazilian government enacted Law No. 11.638/07, which alters, revokes and introduces new provisions in the Brazilian Corporation Law (No. 6.404/76), especially in relation to chapter XV, regarding the preparation of financial statements. Even though the new law has already taken effect as from the year beginning January 1, 2008, certain alterations introduced by it depend on regulation by regulatory agencies in order to be applied by the companies. Accordingly, for as long as specific accounting norms are not issued regarding certain matters, CVM has permitted the non-application of the provisions of Law No. 11.638 to the Quarterly Financial Information during the year 2008. Therefore, the accompanying Quarterly Financial Information has been prepared without considering the modifications in accounting practices prescribed by Law No. 11.638 which still depend on specific principles on the part of the regulatory agencies.

4.	Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in paragraph 1 above, in order for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the disclosure of mandatory Quarterly Financial Information.

5.	Previously, we examined the accompanying balance sheets (Company and Consolidated) as of December 31, 2007, and also reviewed the statements of income, cash flows and value added for the quarter ended March 31, 2007, presented for comparison purposes, and issued our unqualified auditors’ report and unqualified special

Page: 62

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 03/31/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED review report thereon dated January 10, 2008 and April 7, 2007, respectively.

Rio de Janeiro, April 7, 2008 (Portuguese original signed by): DELOITTE TOUCHE TOHMATSU Independent Auditors CRC-SP 011609/O-S-ES	Amauri Froment Fernandes Accountant CRC-RJ 039012/O-S-ES

Page: 63

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer